UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Thomas, Grady G.
   6701 N. Baltusrol Lane
   Charlotte, NC  28210
   USA
2. Issuer Name and Ticker or Trading Symbol
   Interstate/Johnson Lane, Inc.
   IJL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 30, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Senior Vice President, Interstate/Johnson  Lane Corporation
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.20 par valu|09/30/|Nt. | |20000             |A  |29.50      |110,446            |D     |N/A                        |
e                          |98    |1   | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A*  |Nt.2| |                  |   |           |4,075              |I     |Held by Trustee            |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A*  |Nt.3| |                  |   |           |474                |D     |Restricted Stock           |
e                          |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |D  |N/A         |
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Employee Stock Option |$13.50  |Nt.4 |    | |N/A        |A  |Nt.4 |Nt.4 |Common Stock|10,000 |       |10,000      |D  |N/A         |
(Right to Buy)        |        |     |    | |           |   |     |     |, $.20 par v|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue        |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
Nt.1-Exercise of stock option granted 1/21/97 @ $13.50 per share.
Nt.2-Vested portion in Issuer's benefit plans and does not include shares accrued since 9/30/97.
Nt.3-Cash compensation deferred during fiscal year ended 9/30/97, purchased 474 shares 2-year restricted stock from Issuer at $17.15 per share.
Nt.4-Option granted to purchase 10,000 shares of common stock, contingent exercisability, expires 01/21/07.